Exhibit 99.1

Sterlite Industries (India) Limited 75 Nehru Road, Vile Parle (East) Mumbai 400099, INDIA Tel: +91 (0) 22 6646 1000 Fax: +91 (0) 22 6646 1451 www.sterlite-industries.com
24 January 2009
Results for the Third Quarter and Nine Months Ended 31 December 2008
Mumbai: Sterlite Industries (India) Limited (“SIIL” or the “Company”) today announced its unaudited consolidated results for the third quarter (“Q3”) and nine months (the “nine month period”) ended 31 December 2008.
■	Strong operating performance — highest ever quarterly zinc production.

■	Expansion project on track to make HZL the world’s largest integrated zinc - lead producer

■	BALCO expansion project progressing well and on schedule

■	Strong balance sheet with cash and cash equivalents of Rs. 19,034 crores
Financial Highlights

	(In Rs. crore, except as stated)
	Quarter ended			Nine months ended
	31 December		Change	31 December		Change
Particulars	2008	2007	%	2008	2007	%
Net Sales/Income from operations	4,445	5,233	(15.1)	16,808	17,939	(6.3)
Profit before interest, depreciation and taxes	1,151	1,872	(38.5)	5,625	6,668	(15.6)
Depreciation	165	214		498	622
Interest	122	68		266	228
Profit before taxes	849	1,590		4,837	5,818
Taxes	117	414		788	1,385
Profit after taxes	732	1,176		4,049	4,433
Minority Interest including share of loss of associates	218	321		1,107	1,352
Attributable profit	514	855	(39.9)	2,942	3,081	(4.5)
Earnings Per Share (“EPS”) (Rs/share)	7.3	12.9		41.5	46.4
Production Summary

	(in Kt, unless stated)
	Quarter ended			Nine months ended
	31 December		Change	31 December		Change
Particulars	2008	2007	%	2008	2007	%
Alumina	51	49	4.1	156	158	(1.3)
Aluminium	92	89	3.4	272	266	2.3
Copper India / Australia
Mined metal content	7	7	—	19	22	(13.6)
Cathodes	76	77	(1.3)	225	249	(9.6)
Zinc
Mined metal content	171	136	25.7	476	413	15.3
Refined metal	152	104	46.2	401	291	37.8

Sterlite Industries (India) Limited Results for the Third Quarter and Nine Months ended 31 December 2008	Page 2 of 5
Aluminium Business (BALCO)
Aluminium production for Q3 and the nine month period was 92,000 tonnes and 272,000 tonnes respectively, compared with 89,000 tonnes and 266,000 tonnes in the corresponding prior periods. We have recently started a temporary ramp down of production in BALCO plant I, where operating costs are high and we sell surplus power from this unit to optimize returns.
Revenues in Q3 and the nine month period were Rs. 836 crores and Rs. 3,121 crores respectively, compared with Rs. 944 crores and Rs. 3,045 crores in the corresponding prior periods. The decrease in revenue was primarily on account of lower LME prices of aluminium by 25% in Q3, despite the depreciation of the Indian rupee against the US dollar by 21%.
As a result of the above, EBIDTA for Q3 and the nine month period was Rs. 162 crores and Rs. 893 crores respectively compared with Rs. 265 crores and Rs. 989 crores in the corresponding prior periods.
The cost control measures, coupled with the drop in input prices have started yielding positive impact on the unit cost of production (“CoP”) at BALCO, which was $1,642 per tonne in Q3, down from $1,969 per tonne in the immediately preceding quarter. Unit CoP in December 2008 was $1,467 per tonne. Going forward, we expect the trend of reduction in costs to continue and expect to be able to achieve a further reduction in CoP in the last quarter of FY 2009.
The 325,000 tpa smelter project at BALCO is progressing well and as per schedule for commissioning in September 2011, as announced earlier.
Work on the first phase of the 500,000 tpa aluminium smelter and associated captive power plant at Jharsuguda, Orissa is progressing well. Till date, 228 pots have been commissioned, supported by three units of captive power plant with fourth unit being commissioned recently. We expect the first phase of 250,000 tonnes to be fully commissioned by the end of FY 2009, approximately nine months ahead of schedule.
The first stream of the alumina refinery at Lanjigarh is fully operational and the production has been at near rated capacity at 165,000 tonnes in Q3.
Copper Business (Sterlite Industries)
Copper cathode production for the Q3 and the nine months period was 76,000 tonnes and 225,000 tonnes respectively, compared with 77,000 tonnes and 249,000 tonnes in the corresponding prior periods. The production was almost flat in Q3, primarily on account of an unplanned shutdown due to damage in the cooling tower in November 2008. The plant is being restored to normal operations.

Sterlite Industries (India) Limited Results for the Third Quarter and Nine Months ended 31 December 2008	Page 3 of 5
Mined metal production at our Australian mine was in line with normal production level of 7,000 tonnes in Q3.
Revenues for Q3 and the nine month period were lower at Rs. 2,578 crores and Rs. 9,269 crores respectively, compared with Rs. 2,631 crores and Rs. 9,282 crores in the corresponding prior periods. The decrease in revenues was primarily on account of lower copper LME prices which were down by 46% in Q3.
EBITDA for Q3 and the nine month period was Rs. 98 crores and Rs. 983 crores respectively, compared with Rs. 289 crores and Rs. 870 crores in the corresponding prior periods. The decrease in profitability was mainly on account of lower TC/RCs and the sharp fall in by-product realisations. Going forward we expect Tc/Rcs to improve.
Zinc Business (HZL)
Our zinc business achieved its highest ever quarterly production in Q3 for both mined and saleable metal. During Q3, HZL produced 191,684 tonnes of mined metal and 166,539 tonnes of saleable metal, an increase of 24% and 40% respectively compared with the corresponding prior quarter. For the nine months period, mined and saleable metal production was 537,592 tonnes and 445,812 tonnes respectively, an increase of 14% and 34% over the corresponding prior period.
The increase in mined metal production was primarily on account of the ramp-up of the stream III concentrator at Rampura Agucha mines in the current year. The increase in the refined metal production was primarily on account of the commissioning of the new Hydro smelter at Chanderiya in December 2007 and commissioning of the 88,000 tpa de-bottlenecking project in the current year.
During Q3, saleable silver metal production was at 24,722 kilograms, an increase of 23% compared with the corresponding prior quarter. For the nine months period, saleable silver metal production was 69,879 kilograms, an increase of 24% compared with the corresponding prior period.
Revenues for Q3 and the nine month period were lower at Rs. 1,031 crores and Rs. 4,418 crores, compared with Rs. 1,658 crores and Rs. 5,612 crores in the corresponding prior periods. Despite higher volumes and the depreciation of the Indian rupee by 21% the revenues were lower, primarily on account of lower LME prices of zinc and lead by 55% and 62%, respectively in Q3.
EBITDA for Q3 and the nine months period was Rs. 305 crores and Rs. 2,293 crores, compared with Rs. 1,071 crores and Rs. 4,109 crores in the corresponding prior periods. The fall in profitability is primarily on account of lower LME prices of zinc and lead and the sharp drop in by-product realisations, primarily sulphuric acid, which outpaced the benefits of increased volumes.
The zinc CoP during Q3 was $780 per tonne, higher on account of higher input costs of coal, petroleum products, and met coke and lower realization from the sale of by-products. However, towards the end of Q3, the downward trend in the unit cost of key inputs became visible, and is expected to lower the cost of production going forward.

Sterlite Industries (India) Limited Results for the Third Quarter and Nine Months ended 31 December 2008	Page 4 of 5
The construction activities at the 210,000 tpa zinc smelter and 100,000 lead smelter at Rajpura Dariba with its associated 160 MW captive power plant is progressing well and as per schedule for completion by mid - 2010. Progress of work at the mining projects at Rampura Agucha, Sindesar Khurd and Kayar is on schedule. Post completion of these projects, HZL will be the world’s largest integrated zinc - lead producer with a total capacity of 1,064,000 tonnes.
Commercial Energy Projects
Work on 2,400 MW (4x600 MW) coal based thermal power plant at Jharsuguda is progressing well and overall the project is on schedule for progressive commissioning from late 2009 as expected.
For our 1,980 MW power plant at Talwandi Sabo, the steps for financial closure and discussions for finalization of EPC have commenced.
Cash and Cash Equivalents
Consolidated cash and cash equivalents on 31 December 2008 was Rs. 19,034 crores. This includes Rs. 14,300 crores in debt mutual funds and Rs. 4,657 cores in fixed deposits with banks. The Company has strong internal control mechanism that includes constant review and monitoring of all its investments. The investments portfolio is independently reviewed by Credit Rating Information Services of India Limited (CRISIL) on an ongoing basis.

Sterlite Industries (India) Limited Results for the Third Quarter and Nine Months ended 31 December 2008	Page 5 of 5

For further information, please contact:
Sumanth Cidambi	sumanth.cidambi@vedanta.co.in
Director — Investor Relations	Tel: +91 22 6646 1531
Sterlite Industries (India) Limited

Sheetal Khanduja
Manager — Investor Relations	Sheetal.khanduja@vedanta.co.in
Sterlite Industries (India) Limited	Tel: +91 22 6646 1427
About Sterlite Industries
Sterlite Industries is India’s largest non-ferrous metals and mining company with interests and operations in aluminum, copper and zinc and lead. It is a subsidiary of Vedanta Resources plc, a London-based diversified FTSE 100 metals and mining group. Sterlite Industries’ main operating subsidiaries are Hindustan Zinc Limited for its zinc and lead operations; Copper Mines of Tasmania Pty Limited for its copper operations in Australia; and Bharat Aluminum Company Limited for its aluminum operations. The company operates its own copper operations in India. The company has entered the commercial energy generation business and is in the process of setting up a 2,400MW independent power plant through its wholly owned subsidiary, Sterlite Energy Limited. Sterlite Industries is listed on the Bombay Stock Exchange and National Stock Exchange in India and the New York Stock Exchange in the United States. For more information, please visit www.sterlite-industries.com.
Disclaimer
This press release contains “forward-looking statements” — that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward-looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters. of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.